UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                             ----------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)



                           SOUTHWALL TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   844909101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SAUL S. COHEN
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                  212-969-3000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               FEBRUARY 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.844909101                  13D                   Page 1 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham & Company, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    1,678,182
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    1,678,182
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,678,182

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.38%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     BD

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Management Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        700,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            700,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.58%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Emerging Growth Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        300,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            300,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.39%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Contrarian Fund, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        300,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            300,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     300,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.39%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 5 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Emerging Growth Partners (Caymans), L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        100,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            100,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .80%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 6 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     George A. Needham
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     PF


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    30,000
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        5,000

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    30,000
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            5,000


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     35,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .28%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 7 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Partners II, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        3,312,406

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            3,312,406


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,312,406

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     20.91%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 8 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Partners II (Bermuda), L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        464,317

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            464,317


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     464,317

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.57%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 9 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Partners III, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        5,798,843

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            5,798,843


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,798,843

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.64%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 10 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Partners IIIA L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        598,878

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            598,878


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     598,878

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.56%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 11 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Partners III (Bermuda), L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        1,155,727

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            1,155,727


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,155,727

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.45%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 12 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Management L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        9,710,127

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            9,710,127


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,710,127

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     43.67%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

CUSIP No.844909101                  13D                   Page 13 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Needham Capital Management (Bermuda) L.L.C.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (Intentionally Omitted)


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS
     WC


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.


________________________________________________________________________________
               7    SOLE VOTING POWER
                    0
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY        1,620,044

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                    0
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH            1,620,044


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,620,044

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.45%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

                            STATEMENT ON SCHEDULE 13D
                        PURSUANT TO RULE 13d-1 UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Southwall Technologies Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1029 Corporation Way, Palo Alto, California 94303.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(c) and (f) This Statement is filed by Needham & Company, Inc., a Delaware corporation ("Needham & Co."), Needham Management Partners, L.P., a Delaware limited partnership ("NMP"), Needham Emerging Growth Partners, L.P., a Delaware limited partnership ("NEGP"), Needham Contrarian Fund, L.P., a Delaware limited partnership ("NCF"), Needham Emerging Growth Partners (Caymans), L.P., a Cayman Islands limited partnership ("NEGPC"), George A. Needham, a natural person who is a U.S. citizen, Needham Capital Partners II, L.P., a Delaware limited partnership ("NCPII"), Needham Capital Partners II (Bermuda), L.P., a Bermuda limited partnership ("NCPIIB"), Needham Capital Partners III, L.P, a Delaware limited partnership ("NCPIII"), Needham Capital Partners IIIA, L.P, a Delaware limited partnership ("NCPIIIA"), Needham Capital Partners III (Bermuda), L.P., a Bermuda limited partnership ("NCPIIIB"), Needham Capital Management L.L.C., a Delaware limited liability company ("NCM"), and Needham Capital Management (Bermuda) L.L.C., a Bermuda limited liability company ("NCMB"). Needham & Co., NMP, NEGP, NCF, NEGPC, George A. Needham, NCPII, NCPIIB, NCPIII, NCPIIIA, NCPIIIB, NCM and NCMB are collectively referred to in this Statement as the "Reporting Persons."

     The principal business office and mailing address of the Reporting Persons is c/o Needham & Company, Inc., 445 Park Avenue, New York, New York 10022. Needham & Co. is an investment banking, securities and asset management firm. The business of NMP is serving as the general partner of NEGP, NCF and NEGPC, each of which are private investment partnerships. The business of NCM is serving as the general partner of NCPII, NCPIII and NCPIIIA, each of which are private investment partnerships. The business of NCMB is serving as the general partner of NCPIIB and NCPIIIB, each of which are private investment partnerships. The present principal occupation of George A. Needham is Chairman of the Board and Chief Executive Officer of Needham & Co. The name and principal occupation or employment of the executive officers, directors or general partners of the Reporting Persons who are corporations, limited partnerships and limited liability companies are set forth on Schedule I to this Statement.

     (d) and (e) During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed on
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On February 23, 2004, the Company entered into an Amended and Restated Investment Agreement (the "Amended Investment Agreement") with Needham & Co., NCPII, NCPIIB, NCPIII, NCPIIIA, NCPIIIB and Dolphin Direct Equity Partners, LP ("Dolphin"). The Amended Investment Agreement amended and restated an Investment Agreement, dated as of December 18, 2003 (the "Prior Investment Agreement"), for a new bank loan guarantee and equity financing package of up to $7,500,000 from Needham & Co., certain of its affiliates and Dolphin. As more fully described below, on February 23, 2004, NCPII, NCPIIB, NCPIII, NCPIIIA and NCPIIIB (the "Note Purchasers") collectively purchased $3,000,000 of Secured Convertible Promissory Notes (the "Notes") from the Company for an aggregate purchase price of $3,000,000, and, in connection with the issuance of the Notes and certain anti-dilution protections, the Company issued warrants to the Note Purchasers (the "Warrants") for an aggregate of 8,330,171 shares of Common Stock. The source of funds used to purchase the Notes by each Note Purchaser was the working capital of such Note Purchaser.

     On December 29, 2003, Needham & Co. filed a Schedule 13D with the Securities and Exchange Commission (the "Commission") reporting the ownership by the Reporting Persons of the shares of Common Stock reported herein, subject to the disclaimers therein and herein, and a warrant issued by the Company to Needham & Co. and the shares of Common Stock issuable upon exercise of that warrant. The source of funds used to purchase the shares of Common Stock owned by each of Needham & Co., NEGP, NCF, and NEGPC was the working capital of such Reporting Person. The source of funds used to purchase the shares of Common Stock owned by George A. Needham and members of his family held in custodial accounts for which Mr. Needham is the custodian was the personal funds of Mr. Needham. The warrant was issued to Needham & Co. pursuant to the terms of the Prior Investment Agreement in consideration for providing loan guaranties described in the Schedule 13D filed by Needham & Co. on December 29, 2003.

ITEM 4.  PURPOSE OF TRANSACTION.

     On February 23, 2004, the Company entered into the Amended Investment Agreement, which amended the Prior Investment Agreement to provide, among other things, for the purchase by the Note Purchasers and Dolphin of the Notes in one traunche rather than shares of Series A 10% Cumulative Preferred Stock, par value $0.001 per share (the "Series A Preferred Stock"), of the Company in two traunches. Pursuant to the Amended Investment Agreement, on February 23, 2004, the Note Purchasers purchased from the Company an aggregate principal amount of $3,000,000 of Notes for an aggregate purchase price of $3,000,000. The Notes pay interest at an annual interest rate equal to the lower of 10% or the highest rate permitted by applicable law, compounded daily.

     The Notes are convertible, in whole or in part, at the option of the holder into shares of Preferred Stock at a rate of one share of Series A Preferred Stock for each $1.00 of debt converted, subject to specified adjustments. The Notes are secured by a pledge of a portion of the stock of the Company's subsidiary, Southwall Europe GmBH, pursuant to a Pledge Agreement between the Company and the Note Purchasers. Upon conversion of a majority of the aggregate principal outstanding under the Notes, the remaining Notes will automatically convert. The Notes are due and payable February 20, 2009, or earlier upon the occurrence of an event of default under the Notes, as specified in the Amended Investment Agreement. The approval of the holders of the Notes will be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets. The Series A Preferred Stock into which the Notes are convertible are in turn convertible on a one-for-one basis into Common Stock, have a preference over the Common Stock in the event of a liquidation or winding up of the Company, and carry a cumulative dividend of 10% per annum along with other protective and anti-dilution provisions. The approval of a majority of the holders of the outstanding shares of Series A Preferred Stock will be required for the Company to take certain actions, including the consummation of any merger or sale of the Company or all or substantially all of its assets.

     In connection with the purchase of the Notes and in satisfaction of the anti-dilution rights of the Note Purchasers relating to the issuance by the Company of debt and equity to certain creditors, the Company issued the Warrants to the Note Purchasers for an aggregate of 8,330,171 shares of Common Stock with an exercise price of $0.01 per share. The Warrants are immediately exercisable and expire on February 20, 2009.

     Pursuant to the Amended Investment Agreement, the Company has granted Needham & Co. board observer rights. The Company also granted certain registration rights to the Note Purchasers with respect to the shares of Common Stock underlying the Notes and the Warrants.

     Other than as specified in this Item 4, the Reporting Persons have no plans or proposals which relate to or which would result in or relate to any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) (1) Needham & Co. owns of record and beneficially 737,067 shares of Common Stock and a warrant, which is immediately exercisable for 941,115 shares of Common Stock. Assuming the full exercise of the warrant, Needham & Co. would own of record 1,678,182 of Common Stock, which would constitute 13.38% of the issued and outstanding Common Stock.

     (2) NEGP owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

     (3) NCF owns of record and beneficially 300,000 shares of Common Stock, which constitutes 2.39% of the issued and outstanding Common Stock.

     (4) NEGPC owns of record and beneficially 100,000 shares of Common Stock, which constitutes 0.80% of the issued and outstanding Common Stock.

     (5) NMP may be deemed to own beneficially the aggregate amount of 700,000 shares of Common Stock owned by NEGP, NCF and NEGPC by virtue of its position as general partner of those Reporting Persons, which amount constitutes 5.58% of the issued and outstanding Common Stock. NMP disclaims beneficial ownership of all of the reported shares of Common Stock owned by NEGP, NCF and NEGPC, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (6) George A. Needham owns of record and beneficially 30,000 shares of Common Stock. He also may be deemed to beneficially own (i) the shares of Common Stock and the warrant owned by Needham & Co. by virtue of his position in and share ownership of Needham & Co., (ii) the shares of Common Stock owned by NEGP, NCF and NEGPC by virtue of his position as general partner of NMP, the general partner of NEGP, NCF and NEGPC, (iii) the Notes and Warrants owned by NCPII, NCPIII and NCPIIIA by virtue of his position as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, (iv) the Notes and Warrants owned by NCPIIB and NCPIIIB by virtue of his position as a manager of NCMB, and (v) 5,000 shares of Common Stock owned by family members of Mr. Needham. The aggregate amount of shares of Common Stock owned by Mr. Needham and his family members is 35,000, which constitutes 0.28% of the issued and outstanding shares of Common Stock. Mr. Needham disclaims beneficial ownership of all of the reported shares of Common Stock and the Warrants, except the shares of Common Stock he owns of record, and the inclusion of these shares in this report shall not be deemed an admission by him of beneficial ownership for any purpose.

     (7) NCPII owns of record and beneficially (i) a Note in the principal amount of $877,058, which is convertible to 877,058 shares of Preferred Stock, which in turn is convertible to 877,058 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 2,435,348 shares of Common Stock.

     (8) NCPIIB owns of record and beneficially (i) a Note in the principal amount of $122,942, which is convertible to 122,942 shares of Preferred Stock, which in turn is convertible to 122,942 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 341,375 shares of Common Stock.

     (9) NCPIII owns of record and beneficially (i) a Note in the principal amount of $1,535,416, which is convertible to 1,535,416 shares of Preferred Stock, which in turn is convertible to 1,535,416 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 4,263,427 shares of Common Stock.

     (10) NCPIIIA owns of record and beneficially (i) a Note in the principal amount of $158,571, which is convertible to 158,571 shares of Preferred Stock, which in turn is convertible to 158,571 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 440,307 shares of Common Stock.

     (11) NCPIIIB owns of record and beneficially (i) a Note in the principal amount of $306,013, which is convertible to 306,013 shares of Preferred Stock, which in turn is convertible to 306,013 shares of Common Stock, subject to adjustments applicable to the Note and Preferred Stock, and (ii) a Warrant which is exercisable for 849,714 shares of Common Stock.

     (12) NCM may be deemed to own beneficially the Notes and Warrants owned by NCPII, NCPIII and NCPIIIA by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 9,710,127 shares of Common Stock underlying those convertible securities, which amount constitute 43.67% of the issued and outstanding Common Stock. NCM disclaims beneficial ownership of all of the reported shares of Common Stock underlying the Notes and Warrants owned by NCPII, NCPIII and NCPIIIA, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (13) NCMB may be deemed to own beneficially the Notes and Warrants owned by NCPIIB and NCPIIIB by virtue of its position as general partner of those Reporting Persons, and accordingly may be deemed to beneficially own the 1,620,044 shares of Common Stock underlying those convertible securities, which amount constitute 11.45% of the issued and outstanding Common Stock. NCMB disclaims beneficial ownership of all of the reported shares of Common Stock underlying the Notes and Warrants owned by NCPIIB and NCPIIIB, and the inclusion of these shares of Common Stock in this report shall not be deemed an admission by it of beneficial ownership of such shares for any purpose.

     (b) Needham & Co. has the sole power to direct the vote and disposition of 737,067 shares of Common Stock directly owned by it, and, assuming the exercise of the Warrant in full, Needham & Co. will have the sole power to direct the vote and disposition of 941,115 shares of Common Stock issuable upon the exercise of the Warrant. NMP, the general partner of NEGP, and NEGP have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NEGP. NMP, the general partner of NCF, and NCF have shared power to direct the vote and disposition of 300,000 shares of Common Stock directly owned by NCF. NMP, the general partner of NEGPC, and NEGPC have shared power to direct the vote and disposition of 100,000 shares of Common Stock directly owned by NEGPC. NCM, the general partner of NCPII, and NCPII have shared power to direct the vote and disposition of 3,312,406 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPII. NCMB, the general partner of NCPIIB, and NCPIIB have shared power to direct the vote and disposition of 464,317 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIB. NCM, the general partner of NCPIII, and NCPIII have shared power to direct the vote and disposition of 5,798,843 shares of

Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIII. NCM, the general partner of NCPIIIA, and NCPIIIA have shared power to direct the vote and disposition of 598,878 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIIA. NCMB, the general partner of NCPIIIB, and NCPIIIB have shared power to direct the vote and disposition of 1,155,727 shares of Common Stock issuable upon the conversion of the Note (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the
Note into shares of Common Stock) and the exercise of the Warrant owned by NCPIIIB. George A. Needham has the sole power to direct the vote and disposition of 30,000 shares of Common Stock directly owned by him. Mr. Needham has shared power to direct the vote of 5,000 shares of Common Stock owned directly by members of his immediate family. George A. Needham may be deemed to have shared power to direct the vote and disposition of (i) the shares of Common Stock owned by Needham & Co., and the shares of Common Stock issuable upon exercise of the Warrant, by virtue of his position in and share ownership of Needham & Co., (ii) the shares of Common Stock owned directly by NEGP, NCF and NEGPC because he serves as managing general partner of NMP, the general partner of NEGP, NCF and NEGPC, (iii) the shares of Common Stock issuable upon the conversion of the Notes (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Notes into shares of Common Stock) and the exercise of the Warrants owned directly by NCPII, NCPIII and NCPIIIA because he serves as a manager of NCM, the general partner of NCPII, NCPIII and NCPIIIA, and (iv) the shares of Common Stock issuable upon the conversion of the Notes (assuming the simultaneous conversion of the shares of Series A Preferred Stock underlying the Notes into shares of Common Stock) and the exercise of the Warrants owned directly by NCPIIB and NCPIIIB because he serves as a manager of NCMB, the general partner of NCPIIB and NCPIIIB. Mr. Needham disclaims beneficial ownership of the shares of Common Stock owned by Needham & Co., NEGP, NCF, NEGPC, NCPII, NCPIIB, NCPIII, NCPIIIA and NCPIIIB.

     (c) Except as noted above, the Reporting Persons did not effect any transactions in the securities of the Company during the past 60 days.

     (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than as described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT NO.   DESCRIPTION

         1        Joint Filing Agreement

         2 Amended and Restated Investment Agreement, dated February 20, 2003, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

         3        Form of Warrant.

         4 Form of Secured Convertible Promissory Note, incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

         5 Amended and Restated Registration Rights Agreement, dated February 20, 2004, incorporated herein by reference to Exhibit
                  99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

         6 Pledge Agreement, dated February 20, 2004, , incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K/A filed with the SEC on March 3, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  March 8, 2004



                                          NEEDHAM & COMPANY, INC.


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  Chief Financial Officer



                                                 /s/ George A. Needham
                                          --------------------------------------
                                                      George A. Needham



                                          NEEDHAM EMERGING GROWTH PARTNERS, L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CONTRARIAN FUND, L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                          NEEDHAM EMERGING GROWTH PARTNERS
                                          (CAYMANS), L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM MANAGEMENT PARTNERS, L.P.


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS II, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS II
                                          (BERMUDA), L.P.


                                          By: Needham Capital Management
                                          (Bermuda) L.L.C., its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                          NEEDHAM CAPITAL PARTNERS III, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS IIIA, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS III
                                          (BERMUDA), L.P.


                                          By: Needham Capital Management
                                              (Bermuda) L.L.C., its general
                                              partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL MANAGEMENT, L.L.C.


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL MANAGEMENT
                                          (BERMUDA), L.L.C.


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                   SCHEDULE I

           EXECUTIVE OFFICERS AND DIRECTORS OF NEEDHAM & COMPANY, INC.


     NAME OF OFFICER                                              PRINCIPAL EMPLOYMENT/OFFICE WITH
       OR DIRECTOR                  BUSINESS ADDRESS                    NEEDHAM & COMPANY, INC.
     ---------------                ----------------              --------------------------------

                               c/o Needham & Company, Inc.
George A. Needham              445 Park Avenue                 Chairman of the Board & Chief
                               New York, New York  10022       Executive Officer

John C. Michaelson             c/o Needham & Company, Inc.     President of Needham Funds
                               445 Park Avenue
                               New York, New York  10022

John J. Prior, Jr.             c/o Needham & Company, Inc.     Managing Director, Corporate Finance
                               445 Park Avenue
                               New York, New York  10022

Chad W. Keck                   c/o Needham & Company, Inc.     Managing Director, Corporate Finance,
                               445 Park Avenue                 West Coast
                               New York, New York  10022

Warren M. Foss                 c/o Needham & Company, Inc.     Managing Director, Institutional Sales
                               445 Park Avenue
                               New York, New York  10022

Vincent J. Keney               c/o Needham & Company, Inc.     Managing Director, OTC Trading
                               445 Park Avenue
                               New York, New York  10022

Theodor J. Kundtz              c/o Needham & Company, Inc.     Managing Director, Equity Research
                               445 Park Avenue
                               New York, New York  10022

Glen W. Albanese               c/o Needham & Company, Inc.     Managing Director, Chief Financial
                               445 Park Avenue                 Officer
                               New York, New York  10022

Andre R. Horn                  c/o Needham & Company, Inc.     Chairman Emeritus
                               445 Park Avenue
                               New York, New York  10022

Edgar F. Heizer, Jr.           c/o Needham & Company, Inc.     Director
                               445 Park Avenue                 Chairman of the Board of Heizer
                               New York, New York  10022       Corporation

Eugene R. White                c/o Needham & Company, Inc.     Director
                               445 Park Avenue
                               New York, New York  10022

Joseph H. Reich                c/o Needham & Company, Inc.     Director
                               445 Park Avenue                 Managing General Partner of Centennial
                               New York, New York  10022       Associates

                                   SCHEDULE I

         Needham Management Partners, L.P. is the sole general partner of: (a) Needham Emerging Growth Partners, L.P., (b) Needham Contrarian Fund, L.P., and
(c) Needham Emerging Growth Partners (Caymans), L.P. Needham Capital Management L.L.C. is the sole general partner of (a) Needham Capital Partners II, L.P., (b) Needham Capital Partners III, L.P. and (c) Needham Capital Partners IIIA, L.P. Needham Capital Management (Bermuda) L.L.C. is the sole general partner of (a) Needham Capital Partners II (Bermuda), L.P. and (b) Needham Capital Partners III (Bermuda), L.P.

         The general partners of Needham Management Partners, L.P. are:

     NAME OF OFFICER                                              PRINCIPAL EMPLOYMENT/OFFICE WITH
       OR DIRECTOR                  BUSINESS ADDRESS                  NEEDHAM & COMPANY, INC.
     ---------------                ----------------              --------------------------------

George A. Needham              c/o Needham & Company, Inc.     Chairman of the Board & Chief
                               445 Park Avenue                 Executive Officer
                               New York, New York  10022

John C. Michaelson             c/o Needham & Company, Inc.     President of Needham Funds
                               445 Park Avenue
                               New York, New York  10022

Jane K. Kloppenburg            c/o Needham & Company, Inc.     Managing Director, Portfolio Manager
                               445 Park Avenue
                               New York, New York  10022

Glen W. Albanese               c/o Needham & Company, Inc.     Managing Director, Chief Financial
                               445 Park Avenue                 Officer
                               New York, New York  10022


         The general partners of Needham Capital Management L.L.C. are:

   NAME OF OFFICER                                              PRINCIPAL EMPLOYMENT/OFFICE WITH
     OR DIRECTOR                    BUSINESS ADDRESS                 NEEDHAM & COMPANY, INC.
   ---------------                  ----------------            --------------------------------

George A. Needham              c/o Needham & Company, Inc.     Chairman of the Board & Chief
                               445 Park Avenue                 Executive Officer
                               New York, New York  10022

John C. Michaelson             c/o Needham & Company, Inc.     President of Needham Funds
                               445 Park Avenue
                               New York, New York  10022

John J. Prior, Jr.             c/o Needham & Company, Inc.     Managing Director, Corporate Finance
                               445 Park Avenue
                               New York, New York  10022

Thomas P. Shanahan             c/o Needham & Company, Inc.     Managing Director, Needham Asset
                               445 Park Avenue                 Management
                               New York, New York  10022





Glen W. Albanese               c/o Needham & Company, Inc.     Managing Director, Chief Financial
                               445 Park Avenue                 Officer
                               New York, New York  10022

        The general partners of Needham Capital Management (Bermuda) L.L.C. are:


   NAME OF OFFICER                                              PRINCIPAL EMPLOYMENT/OFFICE WITH
     OR DIRECTOR                    BUSINESS ADDRESS                 NEEDHAM & COMPANY, INC.
   ---------------                  ----------------            --------------------------------

George A. Needham              c/o Needham & Company, Inc.     Chairman of the Board & Chief
                               445 Park Avenue                 Executive Officer
                               New York, New York  10022

John C. Michaelson             c/o Needham & Company, Inc.     President of Needham Funds
                               445 Park Avenue
                               New York, New York  10022

John J. Prior, Jr.             c/o Needham & Company, Inc.     Managing Director, Corporate Finance
                               445 Park Avenue
                               New York, New York  10022

Glen W. Albanese               c/o Needham & Company, Inc.     Managing Director, Chief Financial
                               445 Park Avenue                 Officer
                               New York, New York  10022



                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common shares of beneficial interest, par value $.001 per share, of Southwall Technologies Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 8th day of March, 2004.

                                          NEEDHAM & COMPANY, INC.



                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  Chief Financial Officer



                                                /s/ George A. Needham
                                          --------------------------------------
                                                      George A. Needham



                                          NEEDHAM EMERGING GROWTH PARTNERS, L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                          NEEDHAM CONTRARIAN FUND, L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM EMERGING GROWTH PARTNERS
                                          (CAYMANS), L.P.


                                          By: Needham Management Partners, L.P.,
                                              its general partner


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM MANAGEMENT PARTNERS, L.P.


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS II, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner



                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                          NEEDHAM CAPITAL PARTNERS II
                                          (BERMUDA), L.P.


                                          By: Needham Capital Management
                                              (Bermuda) L.L.C., its general
                                              partner


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS III, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS IIIA, L.P.


                                          By: Needham Capital Management L.L.C.,
                                              its general partner


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL PARTNERS III
                                          BERMUDA), L.P.


                                          By: Needham Capital Management
                                              (Bermuda) L.L.C., its general
                                              partner


                                          By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner

                                          NEEDHAM CAPITAL MANAGEMENT, L.L.C.


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner



                                          NEEDHAM CAPITAL MANAGEMENT
                                          (BERMUDA), L.L.C.


                                           By: /s/Glen W. Albanese
                                              ----------------------------------
                                              Name:   Glen W. Albanese
                                              Title:  General Partner